UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, March 9, 2021

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 62 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that at this Company’s Board of Directors meeting held today, the following documents were approved: Annual Report, Corporate Governance Report, Statement of Financial Position, Statement of Comprehensive (Loss) Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements, Informative Summary and the information required by section 12 of General Resolution No. 622 of the National Securities Commission, relating to the year ended December 31, 2020.

The amounts disclosed below are stated in millions of Argentine pesos and arise from the Financial Statements:

Year ended

December 31, 2020

Loss for the year

Other comprehensive income for the year

Total comprehensive loss for the year

Detail of Equity (Values in millions of Argentine pesos)

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

The class “A” shares are owned by Pampa Energía S.A. (PAMPA), domiciled at Maipú 1 of the City of Buenos Aires. The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of December 31, 2020, the Company has 31,380,871 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina in its capacity as trustee of the Company Employee Stock Ownership Program, remains outstanding.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

The Board of Directors proposes that the loss for the year be allocated as follows:

Yours sincerely,

VICTOR A RUIZ
Officer in charge of Market Relations

(1)	Includes 31 relating to treasury shares.
(2)	Includes 782 relating to treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 12, 2021